UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

GRAMERCY CAPITAL CORP.

(Name of Subject Company (Issuer))

Gramercy Capital Corp.

(Issuer and Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

8.125% Series A Cumulative Redeemable Preferred Stock, $0.001 Par Value Per Share	384871 30 7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Roger M. Cozzi
Chief Executive Officer
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170
(212) 297-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Larry P. Medvinsky, Esq.
John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$4,278

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based upon the product of (a) the offered purchase price of $15.00 per share of Gramercy Capital Corp.’s 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Shares”), and (b) 4,000,000 Series A Shares, (the maximum number of Series A Shares being tendered for).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,278	Filing Party: Gramercy Capital Corp.
Form or Registration No.: 005-80336	Date Filed: October 1, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Gramercy Capital Corp., a Maryland corporation (“Gramercy” or the “Company”), in connection with its offer to purchase up to 4,000,000 shares of the Company’s outstanding 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Shares”), pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated October 1, 2010 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO.

The Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and 11 through 13.

1.	All references to “5:00 p.m., New York City time, on October 29, 2010” in the Schedule TO, the Offer to Purchase, the Letter of Transmittal (Exhibit (a)(1)(B)), the Form of Letter to Brokers, Dealers and other Nominees (Exhibit (a)(1)(C)) and the Form of Letter to Clients for use by Brokers, Dealers and Other Nominees (Exhibit (a)(1)(D)) are hereby deleted and replaced in their entirety with “5:00 p.m., New York City time, on November 4, 2010.”
2.	The first sentence in the first paragraph of the section captioned “Cautionary Note Regarding Forward-Looking Information,” which appears on page 11 of the Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

The Offer to Purchase contains certain statements that are “forward-looking statements.”

3.	The first sentence in the penultimate paragraph of the Section captioned “Cautionary Note Regarding Forward-Looking Information,” which appears on page 12 of the Offer to Purchase (which reads “We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise”), is hereby deleted.
4.	The first sentence of the second paragraph of the section captioned “The Offer — Effects of Tenders,” which appears on page 21 of the Offer to Purchase, is hereby deleted and replaced with the following:

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Series A Shares in the Offer. Unless you successfully challenge our determination in a court, you will be bound by it.

5.	The last sentence of the third paragraph of the section captioned “The Offer — Effects of Tenders,” which appears on page 21 of the Offer to Purchase is hereby deleted and replaced with the following:

Unless you successfully challenge our interpretation of the terms and conditions of the Offer (including the letter of transmittal and instructions thereto), you will be bound by it.

6.	The second sentence of the third paragraph of the section captioned “The Offer — Withdrawal Rights,” which appears on page 22 of the Offer to Purchase, is hereby deleted and replaced with the following:

Unless you successfully challenge our determination in a court, you will be bound by it.

7.	The first paragraph of the section captioned “Material U.S. Federal Income Tax Consequences,” which appears on page 33 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

The following is a summary of the material U.S. federal income tax consequences of the purchase of Series A Shares (such purchase, the “Purchase”) for cash in the Offer.

8.	The penultimate paragraph of the section captioned “Where You Can Find More Information,” which appears on page 38 of the Offer to Purchase, is hereby deleted in its entirety.

9.	The first sentence of the seventh paragraph on page 3 of the Letter of Transmittal (Exhibit (a)(1)(B)) is hereby deleted.
10.	The first sentence of the ninth paragraph on page 8 of the Letter of Transmittal (Exhibit (a)(1)(B)) is hereby deleted and replaced with the following:

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Series A Shares in the Offer will be determined by the Company. Unless you successfully challenge the Company's determination in a court, you will be bound by it.

11.	The last sentence of the ninth paragraph on page 8 of the Letter of Transmittal (Exhibit (a)(1)(B)) is hereby deleted and replaced with the following:

Unless you successfully challenge the Company's interpretation of the terms and conditions of the Offer (including the letter of transmittal and instructions thereto), you will be bound by it.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 1, 2010.*
(a)(1)(B)	Letter of Transmittal for the holders of Series A Shares.*
(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.*
(a)(1)(E)	Guidelines for Request for Taxpayer Identification Number on IRS Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release, dated October 1, 2010.*
(a)(5)(ii)	Press release, dated October 18, 2010.
(b)	Not applicable.
(d)(1)	Gramercy Capital Corp. Directors’ Deferral Program, incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2005, filed with the SEC on August 4, 2005.
(d)(2)	Second Amended and Restated Registration Rights Agreement, by and between the Company and SL Green Operating Partnership, L.P., incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, dated April 19, 2006, filed with the SEC on April 20, 2006.
(d)(3)	Registration Rights Agreement, by and between various holders of the Company’s common stock and the Company, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, dated December 3, 2004, filed with the SEC on December 9, 2004.
(d)(4)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.45 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008.
(d)(5)	Form of Option Award Agreement, incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008.
(d)(6)	Form of Phantom Share Award Agreement, incorporated by reference to Exhibit 10.47 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008.
(d)(7)	Severance Agreement, dated as of October 27, 2008, by and between Gramercy Capital Corp. and Roger M. Cozzi, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, dated October 27, 2008, filed with the SEC on October 31, 2008.

Exhibit No.	Description
(d)(8)	Severance Agreement, dated as of November 13, 2008, by and between Gramercy Capital Corp. and Timothy O’Connor, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated November 13, 2008, filed with the SEC on November 17, 2008.
(d)(9)	Employment and Noncompetition Agreement, dated as of October 27, 2008, by and between GKK Manager LLC and Roger Cozzi, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2009.
(d)(10)	Employment and Noncompetition Agreement, dated as of November 13, 2008, by and between GKK Manager LLC and Timothy O’Connor, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2009.
(d)(11)	Employment and Noncompetition Agreement, dated as of April 27, 2009, by and between Gramercy Capital Corp. and Jon W. Clark, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2009.
(d)(12)	Amended and Restated 2004 Equity Incentive Plan, dated as of June 10, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008.
(d)(13)	First Amendment to Amended and Restated 2004 Equity Incentive Plan, dated as of October 27, 2008, incorporated by reference to Exhibit 10.16 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008.
(d)(14)	Form of specimen stock certificate representing the common stock of the Company, par value $0.001 per share, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
(d)(15)	Form of specimen stock certificate representing the 8.125% Series A Cumulative Redeemable Preferred Stock of the Company, liquidation preference $25.00 per share, par value $0.001 per share, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO on October 1, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAMERCY CAPITAL CORP.

October 18, 2010

By:	/s/ Jon W. Clark Jon W. Clark Chief Financial Officer